January 10, 2012

Via Edgar

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter dated January 6, 2012 (the “Comment Letter”) to the Form 10-K for the fiscal year ended January 29, 2011, filed March 31, 2011, and Form 10-Q for the fiscal quarter ended October 29, 2011, filed December 8, 2011, of Pacific Sunwear of California, Inc., File No. 000-21296 (the “Company”)

Dear Ms. Jenkins:

Pursuant to a discussion today between the undersigned and Steve Lo of the Staff, the Company will respond to the Comment Letter on or before January 30, 2012.

Very truly yours,

/S/ Craig E. Gosselin
Craig E. Gosselin SVP, General Counsel and Human Resources